SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities and Exchange Act of 1934

Blackrock North American Government Income Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

092475102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		Blackrock North American Government Income Trust
		Blackrock Inc.
		345 Park Avenue
		New York, NY   10154
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of BNA on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a)  KIM has purchased Shares for investment purposes.  Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BNA fit the investment guidelines for various Accounts.  Shares have been acquired
since  May 8, 1996.
b)  Although initially purchased for investment purposes only, a special meeting called by the fund to consider proposals that if passed would significantly change the investment objectives and restrictions of the fund, prompted KIM to contact fund management.  On June 12,
2002, a letter was sent to the fund and a shareholder proposal to conduct a tender offer was submitted.
c)  After careful consideration, on June 21, 2002, KIM rescinded the stockholder proposal of June 12, 2002 to be presented to stockholders at the special meeting called by BNA.  KIM will continue to buy/sell shares in the market, however, will continue to hold shares for investment purposes only at this time.  As a holder of fewer than 5%
of the outstanding shares of BNA and presently declaring the shares to be for investment purposes only, KIM will no longer file a form
13D with the Securities and Exchange Commission.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 840,795 shares, which represents 2.44% of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan presently owns 900 shares purchased on January 10, 1997 at $9.75 (500 shares), December 29 at $10.50
(400 shares), September 19 and 20, 2001 at $10.22 (600 shares),
November 26 at $10.22 (200 shares), February 6, 2002 at $9.98 (150 shares), and March 5 at $10.11 (250 shares), and sold on July 8, 1999 at $10.00 (900 shares), May 20, 2002 at $10.52 (100 shares),
May 22 at $10.53 (100 shares), and May 28 at $10.54 (100 shares).
Sophie P. Karpus presently owns 300 shares purchased on December 14,
2000 at $9.6875 (200 shares), February 6, 2002 at $9.98 (50 shares), and
March 5 at $10.11 (50 shares). None of the other Principles of KIM presently owns shares of BNA.
       b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
5/6/2002
-8500
10.32

6/11/2002
7950
10.62
5/7/2002
-1400
10.33

6/17/2002
3000
10.63
5/8/2002
-3100
10.33

6/18/2002
-9300
10.7
5/10/2002
-10000
10.34




5/20/2002
-9000
10.52




5/21/2002
-5500
10.52




5/22/2002
-64150
10.53




5/24/2002
-3100
10.54




5/28/2002
-7600
10.54




The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of BNA Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.






Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



July 12, 2002 			     	   By:________________________
       Date						   Signature
					  	George W. Karpus, President
          Name/Title